LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

   Admitted in California

Friday October 7, 2005

Via Edgar and Overnight Courier

Mail Stop 0511

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   ___Pamela A. Long – Assistant Director

RE:

Major Creations Inc.

Registration Statement on Form SB-2/ Amendment No. 3

File Number: 333-122870

Dear Ms. Long:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 3 to Major Creations Inc.’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Major Creations’ Form SB-2/A filing, each followed by Major Creations’ responses thereto.

General

Comment

1.

Please file a redlined version of your next amendment that tracks changes from the current amendment.

Response

We apologize for this oversight. A redlined version of Amendment No. 3 has been filed with Edgar that tracks changes from Amendment No. 2.

Risk Factors, page 5

Comment

2.

It appears that your assets are located in Canada, as well as your executive officers and directors. Please provide appropriate disclosure regarding the difficulty that U.S. investors might have enforcing liabilities under the U.S. securities and bankruptcy laws.

Response

We have added a risk factor that addresses this comment.

Comment

3.

Please add a risk factor addressing the risks associated with the costs of being a publicly reporting company in the United States.

Response

We have added a risk factor that addresses this comment.

Item 8. Plan of Distribution, page 10

Comment

1.

Supplementally confirm your awareness that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements form the NASD Corporate Finance Department.

Response

This response will serve as confirmation that Major Creations is aware that prior to any involvement of any broker-dealer in the offering proposed by Major Creations in the subject prospectus such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

Competition and Competitive Strategy, page 15

Comment

2.

Because you are unable to locate any other companies conducting your specific business, we do not understand your statement that your face the challenge of establishing yourself as “a credible participant in an already existing industry.” Please clarify for investors what industry you are attempting to enter. It appears that you are creating a niche market for accessorizing tractors rather than competing against sellers of new lawn and garden tractors.

Response

We have revised the statement referenced in this comment.

Employees, page16

Comment

3.

We partially reissue comment 14 of our March 16, 2005 letter. Please clarify what level of training and consultation is anticipated since you have allocated offering proceeds to this end. Additionally, please clarify Stanley Major’s experience with the manufacturing process contemplated by your business plan, if any.

Response

We have added disclosure in this section in response to comment #6. Moreover, we have deleted reference to “training” in the Expenditures section of the prospectus but left in reference to “consulting”.

Item 17. Plan of Operation, page 17

Comment

4.

Please disclose what kinds of promotional items have been purchased and their costs.

Response

We have added the disclosure requested by this comment.

Expenditures, page 18

Comment

5.

Please elaborate on your web site development plans. What specifically are the designated funds intended for? Will you pay to have your site listed on search engines, etc.?

Response

Signatures

Comment

6.

We note your supplemental response to comment 22 or our March 16, 2005 letter. However, Form SB-2 requires you to identify the principal financial officer as well as the principal accounting officer or controller. If one person is serving in both capacities, please identify this person as principal financial officer and principal accounting officer or controller. Please refer to Intruction 1 for signatures on Form SB-S and revise the signature page.

Response

Exhibit 5.1 – Legal Opinion

Comment

10. Please have counsel revise to include the registration statement file number.

Response

This has been revised as requested.

We look forward to receiving any comments that you may have regarding Amendment No. 3 to this registration statement.

Sincerely,

/s/  W. SCOTT LAWLER

W. Scott Lawler, Esq.

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